

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2021

G. Reed Petersen
Principal Officer
Myson, Inc.
3625 Cove Point Drive,
Salt Lake City, Utah 84109

>
Re: Myson, Inc.
>
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 21, 2021**
> **File No. 000-56333**

Dear Mr. Petersen:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>
> Sincerely,
>
> Division of Corporation Finance
> Office of Technology